Sheppard, Mullin, Richter & Hampton LLP

Four Embarcadero

Seventeenth Floor

San Francisco, California 94111

415.434.9100 main

415.434.3947 fax

www.sheppardmullin.com

Jason R. Schendel

650.815.2621 direct

jschendel@sheppardmullin.com

July 30, 2021

Via EDGAR Correspondence and E-Mail

Division of Corporation Finance Office of Manufacturing United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attention SiSi Cheng and Anne McConnell

Re:	DIODES INCORPORATED Form 10-K for the Year Ended December 31, 2020

Filed February 22, 2021

File No. 002-25577

Dear SiSi Cheng and Anne McConnell:

This letter is being delivered to respond to the comments from the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) provided to Diodes Incorporated, a Delaware corporation (the “Company”), in a letter dated July 27, 2021 (the "Comment Letter") related to the Company’s July 22, 2021 response to the Staff’s comment letter dated June 30, 2021.  The Staff’s June 30, 2021 letter related to the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

The Staff’s comments set forth in the above-mentioned Comment Letter are reproduced below in italics, followed by the Company's responses.

Form 10-K for the Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 39

1.

We note your response to prior comment 1 and reissue our comment. While we acknowledge the table on page 40 of your 2020 10-K presents revenue by end-user market as a percentage of total revenue during each period, we do not believe you adequately disclose and discuss the factors that resulted in changes in revenue by end-user market as addressed in earnings calls. Please expand your annual and quarterly disclosures to address the factors that impact changes in revenue by end-user market.

Response:  The Company confirms that it will expand its annual and quarterly disclosures to address the factors that impact changes in revenue by end-user market.  In its future annual and quarterly disclosures, the Company will incorporate information related to changes in revenue by end-user market that is similar to the information that was included in the earnings calls for the fiscal year ended December 31, 2021 and the quarterly period ended March 31, 2021.  The Company will begin to include such expanded disclosure in its Form 10-Q for the quarterly period ended June 30, 2021, which the Company expects to file on or about August 6, 2021.

If you have any questions with respect to the foregoing, please do not hesitate to contact the undersigned (telephone: (650) 815-2621; email: jschendel@sheppardmullin.com) of Sheppard, Mullin, Richter & Hampton LLP, outside legal counsel to the Company.

Sincerely, /s/ Jason R. Schendel Jason R. Schendel
for Sheppard, Mullin, Richter & Hampton llp

Enclosures

cc:	Brett R. Whitmire, Diodes Incorporated Steven Tullos, Diodes Incorporated